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<TITLE>Exhibit 4.1 to Form 8-K for Atchison Casting Corporation
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<PRE>
                                              BURDALE
                                              FINANCIAL LIMITED
<b>
        BY POST AND FACSIMILE</b>


        26th March 2002


        Atchison Casting UK Limited
        PO Box 1332
        Talos House
        Hawke Street
        Sheffield S9 2WZ


        Facsimile No:            0114 242 2103
        Attention:              John Lovell


        For itself and on behalf of each of the other Obligors
        (as defined in the Facility Agreement (as defined below))


        Dear Sirs

        We refer to the facility agreement dated 17 September 2001 (as
        supplemented and amended from time to time), between Atchison Casting UK
        Limited (the "Company") and others as Facility Companies and/or
        Guarantors and ourselves (the "Facility Agreement").

        Terms defined in the Facility Agreement have the same meaning when used in
        this letter.

        We write to confirm the agreement reached between us that the Facility
        Agreement shall be amended with effect from the Effective Date (as
        defined below) as follows:

        1.      The reference to "&pound;7,500,000" in the definition of "Forex
                Limit" in Clause 1.1 of the Facility Agreement shall be deemed
                deleted and replaced with a reference to "&pound;nil".

        2.      A new definition shall be inserted into Clause 1.1 of the
                Facility Agreement after the definition of "Financial
                Indebtedness" as follows:
<b>
                ""Fixed Asset Availability" </b>means the lessor of:

                (a)  &pound; 3,000,000; and

                (b)  37.5% of the aggregate of the then most recent Property
                     Valuation and the then most recent Equipment Valuation."

        3.      The text in Clause 5.4(c) of the Facility Agreement shall be
                deleted and replaced with the text "Intentionally Deleted."

        4.      Clause 5.5 (d) of the Facility Agreement shall be amended by:

                (a)  deleting the word "LESS" at the end of sub-paragraph (ii)
                     and replacing it with the word "PLUS";

                (b)  inserting a new sub-paragraph (iii) as follows:

                     "(iii)   the Fixed Asset Availability; LESS"

                (c)  renumbering the existing sub-paragraph (iii) as
                     sub-paragraph (iv).


                                53 Queen Anne Street, London WIC 9HP
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                    T. 020 7935 1115 F. 020 7486 3513 w.www.burdale.co.uk
                    Offices also in Manchester and Birmingham
                    Reg. No. 2656007 Incorporated in England and Wales

                    affiliated to CONGRESS FINANCIAL CORPORATION, A FIRST
                    UNION company
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        The Effective Date shall be the date on which we receive a copy of this
        letter countersigned by each of the Obligors.

        In consideration of our issuing this letter at its request, the Company
        shall pay to us a fee of &pound;42,000.

        Save as set out above, nothing in this letter shall be deemed to be an
        amendment to the terms of any Finance Document (which shall remain in
        full force and effect) or a waiver or consent by Burdale to any breach
        or potential breach (present or future) of any provision of the Finance
        Documents (whether or not anticipated at the date hereof) or any waiver
        of a Default or Event of Default (howsoever described).

        This letter is a Finance Document and shall be governed by English law.

        Yours faithfully


        /s/ Ian Conway
        ........................................
        For and on behalf of
        BURDALE FINANCIAL LIMITED


        Accepted and agreed:

        ATCHISON CASTING UK LIMITED

        By: /s/ Hugh H. Aiken

        SHEFFIELD FOREGEMASTERS ROLLS LIMITED

        By: /s/ Peter Carlass

        SHEFFIELD FORGEMASTERS ENGINEERING LIMITED

        By: /s/ K. Lomax

        ATCHISON CASTING UK LIMITED

        By:  /s/ Hugh H. Aiken

        SHEFFIELD FORGEMASTERS GROUP LIMITED

        By:  /s/ Hugh H. Aiken

        SHEFFIELD FORGEMASTERS LIMITED

        By:  /s/ Hugh H. Aiken


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